Exhibit 99.1

ESPÍRITO SANTO FINANCIAL GROUP S.A.
Société Anonyme
Registered Office : 231, Val dês Bons Malades, L-2121 Luxembourg
R.C.S.Luxembourg : B-22.232

Espírito Santo Financial Group S.A.

Espírito Santo Financial Group S.A. informs that its principal shareholder Espírito Santo International S.A. has increased its shareholding from 40.50% to 41.61% of the capital of the company to a total holding of 19,936,740 shares.

7th December 2004